Correspondence

One Link 4 Travel, Inc.
One Market Plaza
Spear Tower, 36th Floor
San Francisco, CA 94105

July 28, 2005

William Demarest
Staff Accountant
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington DC 20549

Re:	One Link 4 Travel, Inc. File No. 0-50044

Dear Messrs. Demarest and Gordon:

The following is a response to your comment letter dated July 14, 2005. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

Consolidated Statement of Stockholders’ Deficit, page 29

1.	We have reviewed your response to prior comment 4. Since no cash was received in 2004, please explain to us why this amount is also reflected in your statement of cash flows as cash from financing activities.

The amount representing the cancelled certificate of $157,600 was recorded in the accounting system as a debit to additional paid in capital and a credit to common stock receivable. On the Statement of Cash Flows, common stock receivable should have been shown as zero, and proceeds from the issuance of common stock should have been shown as $1,070,547 instead of being shown as the net amount of $912,947. The $1,070,547 ties to the proceeds from issuance of common stock shown on the Statement of Stockholders’ Deficit. The net cash provided from financing activities would not change as a result of this reclassification. We will address this comment in our future filings.

Please do not hesitate to contact me if any additional information is needed.

Very truly yours,

/s/ Alan K. Geddes
Alan K. Geddes
Chief Financial Officer